

PaineWebber®

PaineWebber and UBS

Combining two premier firms serving
private and institutional clients globally

July 12, 2000

Caution concerning forward-looking statements

This presentation contains forward-looking statements. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning the financial conditions, results of operations and businesses of UBS and PaineWebber and, assuming the consummation of the merger, a combined UBS and PaineWebber, as well as the expected timing and benefits of the merger. While these forward-looking statements represent our judgments and future expectations concerning the development of our business and the timing and benefits of the merger, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, those listed in UBS's 1999 Annual Report on Form 20-F and PaineWebber's 1999 Annual Report on Form 10-K, as well as the failure of the UBS or PaineWebber stockholders to approve the transaction; the risk that the UBS and PaineWebber businesses will not be successfully integrated; the costs related to the transaction; the inability to obtain, or meet conditions imposed for, governmental approvals for the transaction; the risk that anticipated synergies will not be obtained or not obtained within the time anticipated; and other key factors that we have indicated could adversely affect our businesses and financial performance contained in our past and future filings and reports, including those with the United States Securities and Exchange Commission (the "SEC").

 **UBS**

1

PaineWebber®

Contents



The vision

Donald Marron

Chairman and Chief Executive Officer, Paine Webber Group Inc.

Chairman Designate, UBS North America

 UBS

PaineWebber®

PaineWebber 2Q flash results[1]

◆ Net revenues $1,411 million

◆ Pre-tax income[2] $242 million

◆ Diluted EPS $0.95 per share

◆ Return on common equity   18.9%

Notes:
1 Excludes J.C. Bradford merger related costs
2 Income before taxes and minority interest

 **UBS**

PaineWebber®

The vision

♦ Said 1990s was "Decade of the individual investor"

   – This decade: the "Decade of the *Global* Individual"

      - Two perspectives:
        1) US trends replicated around the world
        2) Increased cross-border investing

♦ Partnering with the world's largest private bank

♦ Broader array of products and services for gathering assets of affluent clients

   – Global capabilities: research, trading, banking and FX

   – Financial strength and capital for new products

   – Banking and lending services

   – Structured products

   – Specialized high net-worth products

♦ Seamless transition for clients and employees



PaineWebber®

PaineWebber business overview

♦ **Most affluent client base among US brokers**

- Average account size 40% higher than closest competitors[1]

♦ **1999 financial highlights**

- $5.3 billion in net revenues (76% from private clients)
- $1.0 billion in pretax income (95% derived from US operations)

♦ **Fourth largest private client group in the US**

- 8,554 financial advisors in 385 offices
- $484 billion in client assets entrusted to the firm
- $189 billion in fee based assets
- $73 billion in proprietary assets under management

♦ **Institutional operations**

- Significant position in US institutional and corporate arena

Note:
1   Source: Goldman Sachs Research

 **UBS**

PaineWebber®

A growth firm in a growth industry

A $33 trillion investment marketplace

US household
financial assets ($ trillion)

PaineWebber
client assets ($ billion)





Source: Federal Reserve

◆ **A growing share of a growing market**



PaineWebber®

A powerful strategic fit

♦ The premier global institution serving private clients

♦ Leading institutional client franchise

♦ Excellent blend of content and distribution and mutually enhancing businesses

♦ Shared business philosophy: commitment to clients' interests and personal service

♦ Growth and high quality earnings
   – Top line revenue growth
   – Quality fee-based revenue stream
   – Strong asset growth

 UBS

PaineWebber®

Transaction summary

Marcel Ospel
Chief Executive Officer, UBS AG



The transaction

♦ Merger of PaineWebber and UBS

♦ US$73.50 per share; total consideration US$10.8 billion[1]

♦ 50% cash, 50% shares

♦ Premium of 47% over PaineWebber's closing price of $49.9375 on July 10, 2000

♦ 2000E fully diluted P/E multiple of 18.1x[2]

♦ Cash EPS accretive in 2001 and growing thereafter

♦ Recommended unanimously by the Board of PaineWebber and with the committed support of its two largest shareholders, General Electric and Yasuda Mutual Life

Notes:
1 Excluding potential consideration for vested options that may be exercised and employee incentive payments
2 IBES consensus estimates of $4.07 per share

 UBS

PaineWebber®

Transaction timetable

♦ Recommended by PaineWebber Board of Directors

♦ PaineWebber shareholders vote to approve transaction

♦ UBS shareholders vote to approve issue of new shares

♦ Deal expected to close 4Q 2000



PaineWebber®



UBS

Marcel Ospel
Chief Executive Officer, UBS AG

 **UBS**

PaineWebber®

Second quarter flash results

UBS will provide full 2Q financial results on August 22, 2000 as scheduled. Following are preliminary 2Q results to provide transparency to investors in light of this transaction.

CHF million	2Q00	1Q00	2Q00/1Q00 D	2Q99	2Q00/2Q99 D
Adj. Group Post Tax Profit	2163	2216	-2%	926	134%

Notes:

1 2Q00 adjusted for additional US Global Settlement provision of CHF150 million pre-tax
2 2Q99 adjusted for divestments of Swiss Life stake and international Global Trade Finance totalling CHF1690 million pre-tax

♦ The best first half ever– results up 82% at the bottom line

♦ Second quarter very nearly as strong as the record first quarter

♦ Preliminary indications are that net new money and asset growth are disappointing

 **UBS**

PaineWebber®

Segmental analysis

CHF million	2Q00	1Q00	2Q00/1Q00	2Q99	2Q00/2Q99
Business Unit Pre Tax Profits			**D**		**D**
UBS Switzerland	**1415**	**1587**	**-11%**	**1063**	**33%**
Private & Corporate Clients	521	492	6%	296	76%
Private Banking	894	1095	-18%	767	17%
UBS Warburg	**1175**	**1319**	**-11%**	**438**	**168%**
Corporate & Institutional	1362	1445	-6%	506	169%
Private Equity (UBS Capital)	-39	114		9	
Private Clients	-60	-177		-77	
e-services	-88	-63		0	
UBS Asset Management	**103**	**109**	**-6%**	**92**	**12%**
Institutional AM	62	79	-22%	82	-24%
Funds/GAM	41	30	37%	10	310%
Corporate Center	**125**	**-107**		**-276**	

Notes:

1 2Q00 adjusted for additional US Global Settlement provision of CHF150 million pre-tax

2 2Q99 adjusted for divestments of Swiss Life stake and international Global Trade Finance totalling CHF1690 million pre-tax

♦ Sustained strong performance in Private & Corporate Clients unit

♦ Private Banking down 18% on 1Q00 through lower activity levels

♦ Corporate and Institutional Clients almost matched 1Q00

♦ Significant improvement in credit loss expense



PaineWebber®

Strategic vision

UBS has been looking to leverage its broad range of content



PaineWebber brings new affluent client franchises in the US



PaineWebber®

Leading client base in all major wealth centers

Proforma UBS
assets by client domicile[1]

Proforma UBS and PaineWebber
assets by client domicile[1]



US
4%

Switzerland
27%

Europe and
Rest of World
69%



Europe and
Rest of World
37%

US
49%

Switzerland
14%

Source: UBS Group analysis
Note:
1 High Net Worth and Affluent Clients only



PaineWebber®

UBS facts

♦ Global, integrated investment services firm offering

  – the full range of wealth management, asset management, investment banking and securities services

  – to the full spectrum of clients

♦ The world's largest private bank

♦ Top ten financial services firm by market capitalization—$62 billion dollars

♦ Strong credit ratings

  – S&P   AA+

  – Moody's   Aa1

  – Fitch/IBCA   AAA

♦ Total client assets of US$1 trillion



PaineWebber®

The world's largest private bank

Client assets (US

UBS	422
Credit Suisse	288
Deutsche Bank	180
Chase Manhattan	150
Citibank*	140
Merrill Lynch**	137
ABN Amro	133
HSBC	121
BNP Paribas	100
JP Morgan	80

*   Includes loans and deposits
**   International private clients only

Source: FT Research, July 2000



PaineWebber®

PaineWebber

Joseph Grano
President, PaineWebber Incorporated
CEO Designate, UBS Warburg Private Clients Worldwide



PaineWebber®

PaineWebber organization

PaineWebber Group

Private Client

- Strong distribution capabilities
  - over 8,500 financial advisors
  - over 380 offices
- $484 billion in client assets

Clearing Services

- Execution and clearing services to correspondent broker-dealers
- Stock lending products

Asset Management

- Mitchell Hutchins Asset Management and DSI International Management
- Third-party AuM of US$73 billion

Capital Markets

- Consistently top 10 US equity research ranking
- Significant equities and fixed income franchises
- Leader in mortgage-backed and asset-backed securities



PaineWebber business overview

♦ **Most affluent client base among US brokers**

   – Average account size 40% higher than closest competitors[1]

♦ **1999 financial highlights**

   – $5.3 billion in net revenues (76% from private clients)

   – $1.0 billion in pretax income (95% derived from US operations)

♦ **Fourth largest private client group in the US**

   – 8,554 financial advisors in 385 offices

   – $484 billion in client assets entrusted to the firm

   – $189 billion in fee based assets

   – $73 billion in proprietary assets under management

♦ **Institutional operations**

   – Significant position in US institutional and corporate arena

Note:
1   Source: Goldman Sachs Research



PaineWebber®

A growth firm in a growth industry

A $33 trillion investment marketplace

US household
financial assets ($ trillion)

PaineWebber
client assets ($ billion)





Source: Federal Reserve

◆ **A growing share of a growing market**



PaineWebber®

Distinctive focus

Focused exclusively on the affluent

1999 investable assets
($19.2 trillion)

2003 investable assets
($31.6 trillion)



Source: Federal Reserve

Core Affluent	=	7% of households 65% of investable assets		Core Affluent	=	11% of households 78% of investable assets

Note: Core Affluent defined as households with $500,000+ in investable assets



PaineWebber®

Financial advisor to the affluent



Average retail account size
PaineWebber
Merrill Lynch
Morgan Stanley DW
SSB
Schwab
TD Waterhouse
DLJ Direct
AmeriTrade
E*Trade
0
50
100
150
200
Assets per active account ($000s)

Source: Goldman Sachs research report, February 14, 2000



UBS

PaineWebber®

Accelerating asset growth

Net new client assets per day
($ millions)



1996	1997	1998	1999	1H00
$60	$95	$98	$141	$168



PaineWebber®

PaineWebber—Leading e-services innovator

Actual personalization versus mass customization

First firm to provide:

♦ Summary of all accounts in household on homepage (affluent households have multiple accounts)

♦ FA influence in client online experience

♦ Online managed account performance reporting

♦ Time-weighted performance reporting across all household accounts or selected portfolios

PaineWebber's e-services enable financial advisor to materially influence client online experience— content, collaboration, functionality.

Distributing the relationship online



PaineWebber®

Highly rated internet asset gathering portal

PaineWebber EDGE: leading internet portal

EDGE client assets
($ billions)

EDGE client households
(thousands)





Average assets per EDGE household: $798,000

38% of client assets are online via the EDGE at June 2000

 **PaineWebber**®

Highly productive private client advisors

	5-Year CAGR
PaineWebber	8.7%
Smith Barney	8.3%
AG Edwards	7.0%
Merrill Lynch	5.3%
Prudential	3.4%
Morgan Stanley DW	2.5%

♦ **#1 in productivity growth per financial advisor over the last five years**

♦ **#3 in productivity per financial advisor**

Source: Securities Industry Association



PaineWebber®

Strong momentum

Key financial results[1]

Recurring fees
($ millions)



Pre-tax earnings
($ millions)[2]



Notes:

1 Excludes one-time charges

2 Before taxes and minority interest



PaineWebber®

Strategic rationale

Private clients

Joseph Grano

President, PaineWebber Incorporated

CEO Designate, UBS Warburg Private Clients Worldwide

Institutional clients

Markus Granziol

Chairman and Chief Executive Officer, UBS Warburg



PaineWebber®

Premium content for private clients

- Leading global research platform
  - UBS #3 in Europe, #3 in Asia and #4 globally[1]
  - PaineWebber #8 overall in the US[1]
  - Over 600 equity analysts, covering over 4000 companies
  - Was 65% coverage of S&P 500, now 90% coverage
  - Was 60% coverage of NASDAQ 100, now 80% coverage

- Leading edge wealth management techniques

- Expertise in the use of technology to enhance relationships

- Access to new issues globally

- Access to private equity, structured product solutions and alternative investments

- Wider asset management choice— "best of breed"

Note:
1 Institutional Investor Analyst Rankings

 **UBS**

PaineWebber®

Strategic rationale

Private clients

Joseph Grano

President, PaineWebber Incorporated

CEO Designate, UBS Warburg Private Clients Worldwide

Institutional clients

Markus Granziol

Chairman and Chief Executive Officer, UBS Warburg

 UBS

PaineWebber®

Enhanced service for institutional clients

- ◆ Powerful US equity distribution franchise
  - – will stimulate growth of investment banking business
  - – strong "calling card"

- ◆ Significant US institutional equities and fixed income franchises
  - – quality fixed income research merged with a broader fixed income product range
  - – structured products and derivatives

- ◆ Leading global research platform
  - – UBS #3 in Europe, #3 in Asia and #4 globally
  - – PaineWebber #8 overall in the US
  - – Over 600 equity analysts, covering over 4000 companies
  - – Was 65% coverage of S&P 500, now 90% coverage
  - – Was 60% coverage of NASDAQ 100, now 80% coverage

- ◆ Access to new issues globally

- ◆ Access to additional capital for client facilitation

 **UBS**

PaineWebber®

Combining leading e-services innovators

UBS, as one of the leaders in Europe for developing client-serving technology...

Servicing the client through the Internet

♦ Investment Banking Online

♦ Ranked #1 in Switzerland and #5 in Europe by BlueSky

♦ European e-services initiative

Understanding and responding to the needs of the New Economy

♦ Ranked #2 for understanding the "New Economy"[1]

♦ #3 for Best Web Site[1]

Note:
1 Primark Extel survey

...and PaineWebber, a proven leading-edge IT player

 **UBS**

PaineWebber®

PaineWebber contributes global scale...

...to the individual clients franchise of UBS Warburg



UBS Warburg

Corporate & Institutional

UBS Capital

"Individual clients"

PaineWebber Private Clients

UBS Warburg Private Clients

e-services

Mitchell Hutchins Asset Management

Clearing Services

UBS

PaineWebber

PaineWebber brand and management

- ◆ PaineWebber is a powerful and complementary brand name with "household name" recognition across the US

  - – PaineWebber brand will be retained for private clients in North America

- ◆ All other brands will be unaffected

- ◆ Full existing PaineWebber management committee has agreed to continue in their leadership positions

- ◆ PaineWebber Management Committee

  - – Joseph Grano, President

  - – Mark Sutton, Private Clients

  - – Regina Dolan, Chief Administrative Officer

  - – Margo Alexander, Mitchell Hutchins

  - – Steven Baum, Capital Markets

  - – Robert Silver, IT/Ops



PaineWebber®

Financials

Luqman Arnold
Chief Financial Officer, UBS AG

 UBS

PaineWebber®

Strategic and financial transparency

♦ UBS listed its global registered shares on the NYSE in May 2000

♦ Ticker symbol: UBS

♦ Primary objective to use shares for tax-free mergers in the US

♦ Explicit as to how we would look at strategic opportunities
  – Strategically obvious
  – Cultural fit
  – Meet financial tests

♦ Financial tests
  – Cash EPS
  – Cash return on investment > WACC
  – Cash return on invested equity > cost of equity

♦ Returns on this transaction are attractive. The cultural fit is strong and the strategic logic is powerful

 UBS

PaineWebber®

Financial details

Deal structure	**50% cash, 50% global registered shares (tax-free offer)**
Offer price per share	**US$73.50**
Exchange ratio	**1 PaineWebber share = 0.4954 UBS share = US$73.50 in cash**
Dividends	**Holders of record of UBS shares as at 9-30-2000 will receive a pro rata interim 2000 dividend**
	All shareholders (including new shares issued) will receive a 3-month pro rata 2000 dividend

Fully diluted scenario	Total (US$bn)
Consideration[1]	12.4
Value of 42.3m new shares issued[2]	6.2
Cash/senior debt	4.7
Financing through Tier 1 preference shares	1.5

Notes:

1 Assuming all options exercised

2 Assumed @ CHF240 (US$146) per share



PaineWebber®

Financial details (continued)

US$m pre-tax

Total incentive costs	875	Stock and cash set aside for key PaineWebber professionals (over 3 years)
Total restructuring costs	400	Mainly relating to US integration
Annual synergies	425	Approximately 55% revenue, 45% costs
		Phased 50% 2001, 100% 2002
Annual utilization of NOLs	100	

Note: Assumed tax rate is 35%



PaineWebber®

Synergies — increasing revenues

♦ Increased sales of equity/fixed income products (including structured products and derivatives) through the PaineWebber distribution system

♦ Unique global distribution capabilities and broader research coverage will lead to more mandates for global securities offerings

♦ Leveraging UBS' private banking products to the high net worth clients of PaineWebber

♦ Development of new private banking products for distribution through both UBS' and PaineWebber's networks

 UBS

PaineWebber®

Synergies — reducing costs

♦ Reduction of financing costs of PaineWebber, benefiting from UBS' ratings

♦ Additional benefits through UBS' central treasury approach

♦ Opportunity to accelerate utilization of UBS' NOLs

♦ Cost savings in vendor management, procurement and some overlap in operations

♦ Combined investment spending in e-services

 UBS

PaineWebber®

Financial analysis

♦ Premium of 47% over PaineWebber's closing price of $49.9375 on July 10, 2000

♦ 2000E fully diluted P/E multiple of 18.1x[1]

♦ Cash EPS accretive in 2001 and growing thereafter

♦ Return on investment already exceeds weighted average cost of financing of 6.4% in 2002

♦ Return on invested equity significantly exceeds cost of group equity in 2002

Note:
1   IBES consensus estimates of $4.09 per share



PaineWebber®

Positioned for higher market rating

Multiples[1] at 1 May 1997



PaineWebber	Dean Witter	Morgan Stanley
9.7x	10.6x	10.5x

Multiples[2] at 10 July 2000



PaineWebber	MSDW
11.5x	20.0x

Notes:
1   Based on 1998 estimated earnings
2   Based on 2000 estimated earnings

♦   Global reach and scale

♦   Combining premium content with private client and institutional distribution

 UBS

PaineWebber®

Impact on BIS Tier 1 capital ratio

- ♦ UBS views strong capitalization and ratings as core to its value proposition



Strong internal capital generation going forward

Legend: ■ Shareholders' funds   ■ Preference shares

- ♦ Our ratings remain unaffected



PaineWebber®

Shared vision

Marcel Ospel
Chief Executive Officer, UBS AG

Donald Marron
Chairman and Chief Executive Officer, Paine Webber Group Inc.
Chairman Designate, UBS North America



PaineWebber®

"

Over the past 10 years, we have established PaineWebber as a leading provider of financial advisory services to the fastest growing segment of the world's largest market - affluent investors in the United States.

We are confident that these clients will increasingly seek the diversified product range of a global financial services business and believe that our merger with UBS will result in a powerful combination well-positioned to meet those needs. Equally important, the blending of these two dynamic organizations will provide exciting opportunities for PaineWebber employees.

This is the right merger, with the right partner, at the right time.

"

Donald B. Marron
Chairman and CEO, PaineWebber



PaineWebber®

" This deal is great news for the clients, employees and shareholders of both UBS and PaineWebber. The combination of UBS' international reach and product range with PaineWebber's leading position in the US market for affluent and high net-worth individuals will create a global investment services powerhouse.

We are delighted that PaineWebber's Board and executive management as well as General Electric and Yasuda Mutual Life share our vision for the future and look forward to welcoming PaineWebber into the UBS Group.

"

Marcel Ospel
Chief Executive Officer, UBS AG



PaineWebber®

"

As major shareowners of PaineWebber for five and a half years, we've watched Donald Marron lead the firm to deliver earnings growth of over 30% per year. Equally impressive has been their growth in client assets from less than $150 billion to almost $500 billion.

We're pleased with the merger of PaineWebber and UBS, which adds to the strong global franchise UBS enjoys today, and dramatically increases its US presence.

"

John F. Welch, Jr.
Chairman and CEO, General Electric

 UBS

PaineWebber®

Further information about proxy materials

UBS and PaineWebber will be filing a proxy statement/prospectus and other relevant documents concerning the merger with the SEC. WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by UBS will be available free of charge from Investor Relations, UBS, Stockerstrasse 64, Zurich. Documents filed with the SEC by PaineWebber will be available free of charge from Assistant Secretary, Geraldine Banyai, 1285 Ave of the Americas, New York, New York 10019.

PaineWebber and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the security holders of PaineWebber in favor of the merger. The directors and executive officers of PaineWebber include the following: D. B. Marron; M. Alexander; S. P. Baum; E. G. Bewkes, Jr.; R. Braun; R. A. Dolan; F. P. Doyle; J. T. Fadden; J. J. Grano; J. W. Kinnear; R. N. Kiyono; T. A. Levine; R. M. Loeffler; E. Randall III; H. Rossovsky; K. Sekiguchi; R. H. Silver; M. B. Sutton; and J. R. Torell. Collectively, as of February 4, 2000, the directors and executive officers of PaineWebber may be deemed to beneficially own approximately 4.8% of the outstanding shares of PaineWebber common stock. Security holders of PaineWebber may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.



PaineWebber®

Appendix



PaineWebber business groups

♦ **Private Client Group**
  – Domestic network of 385 branches, 8,554 financial advisors, more than 2.5 million customers
  – Provides securities, options, futures, wrap-fee products, insurance products to individual clients
  – Includes Municipal Securities Group which structures, sells and trades tax-effective issues for municipal and public agency clients (ranked #2 in the US)

♦ **Asset Management Group**
  – Trades as Mitchell Hutchins Asset Management and DSI International Management
  – Provides advisory and fund management services to mutual funds, institutions, pension funds, endowment funds, individuals and trusts
  – Third-party AuM at June 30, 2000 is US$73 billion

♦ **Transaction Services Group**
  – Provides execution and clearing services to correspondent broker-dealers
  – Includes stock lending products

 **UBS**

PaineWebber®

PaineWebber business groups (continued)

◆ **Capital Markets Group**

- Research
  - Provides investment advice to individual and institutional investors
  - Covers approximately 800 companies in 52 industries
  - Consistently ranked in top 10 by US institutional investor surveys
- Fixed Income
  - Sales and trading of fixed income products for domestic and international clients
  - Significant market share in mortgaged-backed and asset-backed securities
- Equities
  - Sales and trading of listed and OTC securities
- Commercial Real Estate
  - Full range of capital market services provided to real estate clients
- Investment Banking
  - Provides corporate finance, M&A and corporate services to targeted industry groups

UBS

PaineWebber®

PaineWebber target segments

◆ Core Affluent Investors— households with >US$500k of investable assets

  – Growth potential of 18% p.a.

  – Looking to secure retirement

  – Aggressively applying technology to provide required level of service

◆ Penta-Millionaires— "PaineWebber Vantage"

  – Strong growth potential in excess of 25% p.a.

  – Frequently small business owners

  – Expert wealth management counseling

  – Private equity and alternative investments

  – Advice on charitable donations

◆ Core Affluent Seniors— "PaineWebber Best Years"

  – Important market with more modest growth potential at 9% p.a.

  – Estate planning, trusts and long-term care insurance

  – Tax-advantaged instruments

Organization description

♦ PaineWebber will be integrated into the UBS Warburg business group of UBS

♦ PaineWebber's Private Client group will absorb the existing UBS Warburg Private Clients business unit and e-services initiative

    – PaineWebber will be responsible for all UBS's onshore Private Client services globally, outside Switzerland

♦ PaineWebber's Asset Management group will remain together with the Private Client group in order to retain their close links

♦ PaineWebber's Capital Markets group will be fully integrated into UBS Warburg's Corporate & Institutional Clients business unit

♦ UBS Capital, UBS Switzerland, UBS Asset Management and UBS Corporate Center will be unaffected

♦ On an ongoing basis, segment reporting for UBS Warburg will continue to be split into four units

    – Corporate & Institutional Clients, UBS Capital, Private Clients and Asset Management, and e-services



PaineWebber®

UBS organization



UBS Group

- **UBS Switzerland**
  - Private Banking
  - Private & Corporate Clients
- **UBS Asset Management**
  - Institutional Asset Management
  - Investment Funds
  - GAM
- **UBS Warburg**
  - Corporate and Institutional Clients
  - Private Clients
  - e-services
  - Private Equity

UBS
PaineWebber®